SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INFINITY CROSS BORDER ACQUISITION CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

(Title of Class of Securities)

G4772R101

(CUSIP Number of Class of Securities)

Amir Gal-Or

c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023
011-972-3-607-5170

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$38,000,000	$4,894.40

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 4,750,000 ordinary shares of Infinity Cross Border Acquisition Corporation, no par value, at the tender offer price of $8.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 4,894.40	Filing Party: Infinity Cross Border Acquisition Corporation
Form or Registration No.: Schedule TO-I	Date Filed: January 10, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

Infinity Cross Border Acquisition Corporation, a British Virgin Islands business company with limited liability (“Infinity” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2014 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 3, relates to the Company’s offer to purchase for cash up to 4,750,000 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $8.00 per share, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $38,000,000. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated February 27, 2014 (the “Offer to Purchase”) filed herewith as Exhibit (a)(1)(F) to the Schedule TO and in the related Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer expires at 11:59 p.m. New York City Time, on March 17, 2014, unless the Offer is extended.

 This Amendment No. 3 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information in the Offer to Purchase and Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(F) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer is Infinity Cross Border Acquisition Corporation, a British Virgin Islands business company with limited liability. The address of Infinity’s principal executive office is c/o Infinity-C.S.V.C. Management Ltd., 3 Azrieli Center (Triangle Tower), 42nd Floor, Tel Aviv, Israel, 67023; telephone 011-972-3-607-5170.

(b) Securities.

This Schedule TO relates to the Company’s Ordinary Shares, no par value.  As of February 19, 2014, there were 7,187,500 Ordinary Shares issued and outstanding.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “Price Range of Securities and Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The executive officers and directors of the Company are set forth in the following table:

Name	Age	Position
Amir Gal-Or	50	Co-Chief Executive Officer, Co-President and Co-Chairman
Avishai Silvershatz	55	Co-Chief Executive Officer, Co-President and Co-Chairman
Mark Chess	35	Executive Vice President
Limei Zhao	36	Vice President Legal Structuring
Kersten Hui	44	Vice President Business Development
Mark B. Segall	50	Director
Thomas O. Hicks	67	Director

The address and telephone number of each director and executive officer is: Infinity Cross Border Acquisition Corporation, c/o Infinity-C.S.V.C. Management Ltd., 3 Azrieli Center (Triangle Tower), 42nd Floor, Tel Aviv, Israel, 67023; telephone 011-972-3-607-5170.

Item 4. Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer — Number of Ordinary Shares; Purchase Price; No Proration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer — Number of Ordinary Shares; Purchase Price; No Proration” and “The Offer — Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer — Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer — Procedures for Tendering Shares” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer — Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer — Number of Ordinary Shares; Purchase Price; No Proration” and “The Offer — Conditions of the Offer” is incorporated herein by reference.

(1)(x) Not applicable.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer — Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

(b) Purchases.

Holders of Ordinary Shares issued prior to our initial public offering, including our officers and directors, have agreed not to participate in the Offer with respect to such shares. We are not purchasing any securities from any of our officers, directors or affiliates.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer — Purpose of the Offer; Certain Effects of the Offer” and “The Business Combination — Interests of Certain Persons in the Business Combination” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer — Purpose of the Offer; Certain Effects of the Offer,” “Security Ownership of Certain Beneficial Owners of Infinity Corp.,” “The Business Combination — Related Agreements” and “The Business Combination — Interests of Certain Persons in the Business Combination” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Purchase titled “The Offer — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination,” “The Offer — Purpose of the Offer; Certain Effects of the Offer,” “Management of Combined Company” and “Price Range of Securities and Dividends” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer — Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer — Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Business Combination — Interests of Certain Persons in the Business Combination” and “Security Ownership of Certain Beneficial Owners of Infinity Corp.” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the sections of the Offer to Purchase titled “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Ordinary Shares” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination — Interests of Certain Persons in the Business Combination” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Forward-Looking Statements,” “Risk Factors,” “The Business Combination,” “Price Range of Securities and Dividends” and “Where You Can Find More Information” is incorporated herein by reference.

The Offer is not being made to, nor will we accept tenders from, or on behalf of, owners of Ordinary Shares in any state in which the making of the Offer or its acceptance would not comply with the securities or “blue sky” laws of that state. We are not aware of any state in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Ordinary Shares in accordance with the Offer would not be in compliance with the laws of such state. We, however, reserve the right to exclude shareholders in any state in which it is asserted that the Offer cannot lawfully be made or tendered Ordinary Shares cannot lawfully be accepted, purchased or paid for. So long as we make a good-faith effort to comply with any state law deemed applicable to the Offer, we believe that the exclusion of holders residing in any such state is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated January 10, 2014.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)**	Offer to Purchase dated February 27, 2014.
(a)(5)(A)	Investor Presentation dated January 2014 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(B)	Press Release, dated January 8, 2014 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(C)*	Press Release, dated February 3, 2014.
(a)(5)(D)*	Press Release, dated February 6, 2014.
(d)(1)	Underwriting Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and EarlyBird Capital, Inc., as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(2)	Merger and Acquisition Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and EarlyBird Capital, Inc. (incorporated by reference to Exhibit 1.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(3)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(4)	Warrant Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(5)	Letter Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation, the sponsors and each of the directors and officers of Infinity Cross Border Acquisition Corporation (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(6)	Investment Management Trust Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(7)	Letter Agreement between Infinity-C.S.V.C. Management Ltd. and Infinity Cross Border Acquisition Corporation regarding administrative support (incorporated by reference to Exhibit 10.5 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(8)	Registration Rights Agreement, dated July 19, 2012, by and among Infinity Cross Border Acquisition Corporation and the securityholders named therein (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(9)	Merger and Share Exchange Agreement, dated January 8, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(10)	Form of Escrow Agreement by and among Glori Acquisition Corp., Glori Energy Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(11)	Form of Lock-Up Agreement by and among Glori Acquisition Corp., Glori Energy Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and each of the signatories thereto (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(12)	Form of Registration Rights Agreement by and among Glori Acquisition Corp. and each of the signatories thereto (incorporated by reference to Exhibit4.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).

(d)(13)	Share Purchase Agreement, dated January 7, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp. and each of the buyers thereto (incorporated by reference to Exhibit 4.5 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(14)	Form of Registration Rights Agreement by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp. and each of the buyers thereto (incorporated by reference to Exhibit 4.6 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(15)	Form of Amendment No. 1 to Warrant Agreement between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(16)	Form of Promissory Note, dated January 8, 2014, issued to each of Infinity-C.S.V.C. Management Ltd. and HH Energy Group, LP in the principal amount of $250,000 (incorporated by reference to Exhibit 4.8 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(17)**	First Amendment to the Merger and Share Exchange Agreement, dated February 20, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

**Filed herewith.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFINITY CROSS BORDER
ACQUISITION CORPORATION

February 27, 2014
	By:	/s/ Amir Gal-Or
Amir Gal-Or
Co- Chief Executive Officer and
Principal Accounting and
Financial Officer

February 27, 2014
	By:	/s/ Avishai Silvershatz
Avishai Silvershatz
Co- Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated January 10, 2014.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)**	Offer to Purchase dated February 27, 2014.
(a)(5)(A)	Investor Presentation dated January 2014 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(B)	Press Release, dated January 8, 2014 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(C)*	Press Release, dated February 3, 2014.
(a)(5)(D)*	Press Release, dated February 6, 2014.
(d)(1)	Underwriting Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and EarlyBird Capital, Inc., as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(2)	Merger and Acquisition Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and EarlyBird Capital, Inc. (incorporated by reference to Exhibit 1.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(3)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(4)	Warrant Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(5)	Letter Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation, the sponsors and each of the directors and officers of Infinity Cross Border Acquisition Corporation (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(6)	Investment Management Trust Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(7)	Letter Agreement between Infinity-C.S.V.C. Management Ltd. and Infinity Cross Border Acquisition Corporation regarding administrative support (incorporated by reference to Exhibit 10.5 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(8)	Registration Rights Agreement, dated July 19, 2012, by and among Infinity Cross Border Acquisition Corporation and the securityholders named therein (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(9)	Merger and Share Exchange Agreement, dated January 8, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(10)	Form of Escrow Agreement by and among Glori Acquisition Corp., Glori Energy Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(11)	Form of Lock-Up Agreement by and among Glori Acquisition Corp., Glori Energy Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and each of the signatories thereto (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(12)	Form of Registration Rights Agreement by and among Glori Acquisition Corp. and each of the signatories thereto (incorporated by reference to Exhibit4.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(13)	Share Purchase Agreement, dated January 7, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp. and each of the buyers thereto (incorporated by reference to Exhibit 4.5 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).

(d)(14)	Form of Registration Rights Agreement by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp. and each of the buyers thereto (incorporated by reference to Exhibit 4.6 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(15)	Form of Amendment No. 1 to Warrant Agreement between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(16)	Form of Promissory Note, dated January 8, 2014, issued to each of Infinity-C.S.V.C. Management Ltd. and HH Energy Group, LP in the principal amount of $250,000 (incorporated by reference to Exhibit 4.8 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(17)**	First Amendment to the Merger and Share Exchange Agreement, dated February 20, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

**Filed herewith.